Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

July 27, 2011

Article published in German on 27 July 2011 in the German newspaper “Börsenzeitung”:

The Merger of the exchanges is attractive for investors

Translation from German into English

Article by Eric T. Mueller (Head of Treasury & Investor Relations, Deutsche Börse AG)

Shareholders on both sides of the Atlantic have given a clear vote: in their vast majority they support the creation of the globally leading exchange group by way of the planned combination of Deutsche Börse and NYSE Euronext. Upon the expiry of the original acceptance period on 13 July, the shareholders of Deutsche Börse AG have already tendered a total of approx. 82 percent of the Deutsche Börse shares in exchange for shares of Alpha Beta Netherlands Holding N.V. (Holding), the future joint holding company of Deutsche Börse and NYSE Euronext. The minimum acceptance threshold of 75 percent as defined in the Offer Document has thus been clearly exceeded. The shareholders of NYSE Euronext had already agreed to the transaction with approx. 96 percent of the capital carrying voting rights at an extraordinary shareholders meeting held on 7 July. This equals a portion of around 66 percent of the share capital. The completion of the transaction is intended to take place after the conclusion of the regulatory review and approval procedures as of the end of 2011.

Why is it attractive, from an investor’s point of view, to participate in what will be the biggest global exchange group in future? What is the advantage as regards the significance of the financial centres involved and the stability and integrity of the capital markets?

The planned combination will result in the creation of the globally leading derivatives market, the biggest and most important cash market, and the leading provider of risk management, market data, post-trading and technology services. The extended range of products and services enables the parties to the merger to realise significant capital efficiencies for customers. Against the background of significantly increased requirements regarding the capital adequacy of credit institutions, which are an express objective of political policy, increasing requirements for OTC transactions as regards risk management, counterparty risks and settlement of transactions, a unique and globally positioned exchange and service provider is being created in these times of tremendous change for customers and capital markets. Thus, the new company has an excellent starting point for expanding into other markets and new asset classes, and for acquiring new customer groups. Strong and locally regulated markets form the backbone of this combined group which conducts its business on the basis of a balanced governance structure with dual headquarters in Frankfurt and New York. Both financial centres have thus become more closely networked and definitely strengthened. In addition, the combined group has a strong presence in further international financial centres such as London, Luxembourg, Paris, Singapore and Zurich. Shareholders benefit from both the planned revenue and cost synergies in the amount of €550 million per year and an attractive distribution policy on the basis of a cash flow profile which is by far the strongest of all exchange operators throughout the world. The planned distribution of an extraordinary dividend in the amount of €2.00 per share to the shareholders of the holding company after the completion of the combination, which has already been announced, is a manifestation of this financial strength. In terms of size, this amount equals approximately that of ordinary dividends paid out to shareholders in recent years, taking into account the exchange ratio of one share of the holding company for each share of Deutsche Börse AG. Given the strong cash flow profile and a very similar distribution policy of Deutsche Börse and NYSE Euronext, the shareholders of the holding company may continue to expect attractive ordinary dividends in future as well.

Section 16 para. 2 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz –WpÜG) provides for a subsequent acceptance period of two weeks for those shareholders who did not accept the exchange offer within the regular acceptance period; this is called a Zaunkönig provision. The acceptance period under the Zaunkönig provision ends at midnight, at the end of August 1, 2011 (Central European Daylight Savings Time). What is decisive is the date and time of the receipt of order by the investor’s custodian bank. All shares of Deutsche Börse AG tendered until midnight, at the end of August 1, 2011 (Central European Daylight Savings Time) will be labelled as „shares tendered in the offer“. They are immediately tradable under a new ISIN (DE000A1KRND6) on Xetra® at the Frankfurt Stock Exchange. Since 20 July, this new ISIN has also been relevant for Deutsche Börse AG’s index membership. Accordingly, changes were made to the bluechip indices DAX and EURO STOXX 50. After the completion of the transaction, the shares tendered in the offer will be exchanged for shares of the holding company in a 1:1 ratio and listed on the stock exchanges of both Frankfurt and New York, as well as Paris.

Upon completion of the transaction, the shareholders of NYSE Euronext will also be shareholders of the holding company. However, given the fixed exchange ratio, the shareholders of NYSE Euronext will receive 0.47 shares of the holding company for each share. In relation to the market capitalisation of each of the two companies, the decisive percentages that represent the weighting given to each of them at the time of the conclusion of the business combination agreement in February 2011 were 60% Deutsche Börse and 40% NYSE Euronext. Upon completion of the transaction, this weighting will also be mirrored by the composition of the board and the committees of the board.

A decisive difference for shareholders of Deutsche Börse AG and shareholders of NYSE Euronext lies in the way in which the transaction is carried out. While in the United States, as a result of the approval by the majority of the holders of voting rights attached to the total capital at an extraordinary shareholder meeting, all shares of NYSE Euronext will be exchanged for shares of the holding company upon completion of the transaction, and this exchange will occur independently from the voting decisions of individual shareholders, each individual shareholder of Deutsche Börse AG must make its own decision on whether or not to accept the exchange offer and instruct its custodian bank accordingly. In this connection, the Zaunkönig provision is to be understood as the ultimate possibility of accepting the exchange offer after all, taking into account that the requirement of a minimum acceptance ratio of 75% under the terms and conditions of the offer has now been met. All investors that, so far, have not tendered their Deutsche Börse shares in exchange for shares of the holding company should therefore carefully consider the possible consequences of continuing to hold their shares under the old ISIN.

Since the date of the change of index membership as of 20 July 2011, Deutsche Börse shares not tendered in the offer (ISIN DE0005810055) have ceased to be part of the bluechip indices DAX and EURO STOXX 50. In all likelihood, the liquidity of the shares not tendered in the offer will be noticeably reduced; consequently, there may be large fluctuations in prices, and it might prove to be difficult to sell these shares. A clear shift in liquidity has already been evident on the date following the change of index membership. The extraordinary dividend in the amount of €2.00 per share is a measure of the holding company intended to be implemented by the board of the holding company, with Reto Francioni as Chairman and Duncan Niederauer as Chief Executive Officer, after the completion of the combination. Only the shareholders of the holding company are eligible for receiving the extraordinary dividend in the amount of €2.00 per share. Furthermore, the holding company intends to enter into a domination and/or profit and loss transfer agreement with Deutsche Börse AG after the expiry of the exchange offer. Under such an agreement the rights of the remaining Deutsche Börse shareholders, such as the possibility of participating in future profits of Deutsche Börse, may be restricted. The consideration to be determined in favour of the remaining Deutsche Börse shareholders if a domination and/or profit and loss transfer agreement is entered into will again consist of shares of the holding company and is in any case intended to be structured, to the extent legally permitted, in such a manner that the consideration granted under the exchange offer, which equals one share of the holding company, will not be exceeded; however, on the basis of the calculation methods applied, such consideration may also turn out to be lower than that granted under the exchange offer, i.e. one share of the holding company.

For further information regarding the exchange offer, investors should consult the website: www.global-exchange-operator.com.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America.  The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

*           *           *           *           *           *

Letter to Deutsche Börse Shareholders

Deutsche Börse AG, 60485 Frankfurt am Main

<address

<title> <first name> <last name>

<street> <number>

<post code> <place>

21 July 2011

Combination of Deutsche Börse and NYSE Euronext:
Additional acceptance period (so-called Zaunkönig provision) through 1 August 2011

Dear shareholders,

The shareholders of our merger partner NYSE Euronext have approved the planned combination of both companies in New York on July 7, and during the offer period 82.43 percent of the shares of Deutsche Börse AG have been tendered for exchange into shares of the new Alpha Beta Netherlands Holding N.V. (Holding).

Do you also want to benefit from the index inclusion of the tendered shares in DAX® and EURO STOXX 50® and the thereby expected higher liquidity? Due to the so-called Zaunkönig (additional acceptance) period you are still able to exchange your Deutsche Börse Shares into shares of Holding through 1 August 2011 at midnight (Central European Daylight Savings Time). The conditions for the exchange remain unchanged through that day:

▪         The date of receipt of your order by your custodian bank determines whether you have tendered in time.

▪         Shares are exchanged 1:1.

▪         You are entitled to receive a special dividend of 2.00€ per share, which is expected to be paid after the closing of the combination.

▪         All tendered shares of Deutsche Börse AG are immediately tradable under the new ISIN DE000A1KRND6 as “Tendered Deutsche Börse-Shares”.

If you decide to not tender your shares by 1 August 2011 for exchange into shares of the new Holding, despite the above mentioned advantages, please consider the following:

▪         Deutsche Börse shares that are not tendered (ISIN DE0005810055) are no longer components of the blue chip indices DAX and EURO STOXX 50. The liquidity of those shares will presumably decrease, which could result in greater price fluctuations, and it could be more difficult to sell those shares. The special dividend in the amount of 2.00€ will only be distributed to shareholders of Holding following completion of the combination.

▪         After expiry of the exchange offer, Holding intends to enter into a domination and/or profit and loss transfer agreement with Deutsche Börse. Through such an agreement the rights of the remaining Deutsche Börse shareholders, such as participation in future profits of Deutsche Börse, will be significantly limited.

▪         The compensation due to the remaining Deutsche Börse shareholders in connection with the planned domination and/or profit and loss transfer agreement in favor will be paid in shares of Holding and, as far as legally possible, will be structured in a way that it will not exceed one share of the Holding. However, based on the method of calculation, the compensation could fall below the one share of Holding as paid in the exchange offer.

We are glad to embark together with you on our path to becoming the leading global exchange operator of the world.

Yours faithfully,

Reto Francioni CEO	Gregor Pottmeyer CFO

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America.  The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.